Filed by First Niagara Financial Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: First Niagara Financial Group, Inc.
SEC Registration Statement No.: 001-35390

Dec. 17. 2015

KeyBank announced Thursday, Dec. 17, that it intends to form an in-house mortgage department, using First Niagara's operation as its basis. The following memo was issued by KeyBank Chairman and CEO Beth Mooney:

"As Gary Crosby and I have shared over the prior weeks, there are many reasons to be excited about the future combination of KeyBank and First Niagara. Today, we are pleased to share a major announcement.

"As you know, earlier this year Key announced plans to bring our mortgage business, including fulfillment operations, back into the organization, while continuing to outsource servicing. We have made significant progress on this initiative and are in the midst of our plan to begin offering our mortgage product in 2016.

"However, the upcoming combination of KeyBank and First Niagara has created an exciting opportunity for the combined organization to leverage and expand on First Niagara's existing mortgage operations (consisting of in-house fulfillment and all elements of servicing) in both Buffalo, N.Y., and New Haven, Conn.

"Upon completion of the merger in the third quarter of 2016, KeyBank will integrate First Niagara's highly regarded mortgage operations into KeyBank's offering.

"Retaining and building upon the knowledge and experience of the employees within First Niagara's mortgage operations provides opportunities in Buffalo and New Haven for jobs and scalability to support the overall incremental transactional volume resulting from the merger.

"This is the first of many important business decisions related to the combination of KeyBank and First Niagara. We look forward to more opportunities ahead."

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, KeyCorp has filed with the SEC a Registration Statement on Form S-4 on November 30, 2015 that includes the preliminary Joint Proxy Statement of KeyCorp and First Niagara and a preliminary Prospectus of KeyCorp, as well as other relevant documents concerning the proposed transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about KeyCorp and First Niagara, may be obtained at the SEC's Internet site (http://www.sec.gov). Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to KeyCorp Investor Relations at Investor Relations, KeyCorp, 127 Public Square, Mailcode OH-01-27-0737, Cleveland, Ohio 44114-1306, by calling (216) 689-3000, or by sending an e-mail to investor_relations@keybank.com or to First Niagara Investor Relations at 726 Exchange Street, Suite 618, Buffalo, New York 14210, by calling (716) 819-5669 or by sending an e-mail to investor@fnfg.com. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders of KeyCorp and First Niagara in connection with the proposed transaction will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC.